ROCK RESOURCES INC.

(the "Company")

02 APR 16 AM 11:51

NEWS RELEASE

82-4504

02028429

April 3, 2002

SUPPL

Private Placement Closing: Further to the CDNX notice dated March 21, 2002, management is pleased to announce the closing of it's private placement announced on February 14, 2002 for 3,900,000 units at a price of $0.15 per unit providing gross proceeds of Cdn$585,000, each unit comprised of one common share and one Series A Share Purchase Warrant which entitles the purchaser to purchase one further share at a price of Cdn$0.21 up to October 15, 2002; Cdn$0.30 between October 16, 2002 and January 31, 2003; and Cdn$0.40 between February 1, 2003 and April 30, 2003. The securities will have a four month hold period. The proceeds of the financing will be used for general working capital, current obligations and development of mineral properties. A finder's fee of 40,000 warrants at $0.21 will be paid to RP&C International.

Debt Settlement: Further to the CDNX notice dated March 15, 2002, management is pleased to announce the closing of it's debt settlement announced on February 14, 2002 for 3,240,000 common shares at a deemed price of $0.15.

There are no other material changes the Company is aware of.

On behalf of the Board of Directors:

"Thomas J. Kennedy"

Thomas J. Kennedy
President

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities of the corporation have not been and will not be registered under the U.S. Securities Act, 1933, as amended, and subject to certain exemptions may not be offered or sold in the United States or to U.S. persons. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

dlu 4/23

CDNX RCK

Suite #910 - 510 Burrard Street, Vancouver, BC V6C 3A8

Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)

E-mail: info@rockresources..com - Web Site: www.rockresources.com